FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 - Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 19, 2009

3

Exhibit 99.1

China Medical Technologies Reports Second Fiscal Quarter Financial Results

Beijing, China, November 19, 2009 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced its unaudited financial results for the second fiscal quarter ended September 30, 2009 (“2Q FY2009”). The Company’s 2009 fiscal year ends on March 31, 2010 (“FY2009”).

2Q FY2009 Highlights

•	Revenues decreased by 14.4% year-over-year to RMB166.1 million (US$24.3 million).

•	Loss from continuing operations was RMB47.1 million (US$6.9 million).

•	Net loss was RMB47.1 million (US$6.9 million).

•	Non-GAAP income from continuing operations, as defined below, decreased by 82.7% year-over-year to RMB17.7 million (US$2.6 million).

•	Diluted loss from continuing operations per ADS* was RMB1.78 (US$0.26).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, decreased by 82.6% year-over-year to RMB0.67 (US$0.10).

•	Net cash generated from operating activities was RMB45.5 million (US$6.7 million).

3Q FY2009 Targets

•	Target revenues are in the range of RMB170.0 million (US$24.9 million) and RMB180.0 million (US$26.4 million).

•	Target non-GAAP income from continuing operations is not less than RMB38.0 million (US$5.6 million).

*One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“Despite recent challenges, we have seen several positive signs,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “In the past quarter, we received SFDA approvals for both our FISH probes in hematology and our SPR-based analysis system, representing a major milestone. Although our ECLIA business was impacted by increased competition and our implementation of price reduction in September, we have seen signs of stabilization. Our FISH business remained healthy despite the diversion of management’s attention and we have seen growth resumed in this business recently. In addition, we have completed a trial launch on our SPR-based analysis system in a small number of top tier hospitals. With the constructive feedback from key opinion leaders after initial usage, we are well positioned for a full-scale launch on the system in the first quarter of 2010. We expect to generate revenue from the sale of HPV-DNA chips used with the system in that quarter.”

2Q FY2009 Unaudited Financial Results

The Company reported revenues of RMB166.1 million (US$24.3 million) for 2Q FY2009, representing a 14.4% decrease from the corresponding period of FY2008.

The Company’s revenues are currently generated from two segments, immunodiagnostic systems and molecular diagnostic systems. Immunodiagnostic systems are consisted of ECLIA products while molecular diagnostic systems include FISH products and are expected to include SPR products starting from 4Q FY2009.

Immunodiagnostic system sales for 2Q FY2009 were RMB76.8 million (US$11.3 million), representing a 37.1% decrease from the corresponding period of FY2008. The year-over-year decrease in the immunodiagnostic system sales was primarily due to the decrease in customers’ inventory levels in anticipation of a selling price reduction on ECLIA reagent kits as well as the price reduction for ECLIA reagent kits in September 2009.

Molecular diagnostic system sales for 2Q FY2009 were RMB89.2 million (US$13.1 million), representing a 24.3% increase from the corresponding period of FY2008. The year-over-year growth in the molecular diagnostic system sales was primarily due to increase in sales of FISH probes to hospitals as a result of increase in new hospital customers and the increased usage of the Company’s FISH probes by existing hospital customers.

Gross margin decreased to 65.4% for 2Q FY2009 as compared to 70.5% for the corresponding period of FY2008. The decrease in gross margin was primarily due to the price reduction on ECLIA reagent kits starting from September 2009.

Research and development expenses were RMB9.5 million (US$1.4 million) for 2Q FY2009, representing a 49.9% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits, FISH probes and SPR-based chips.

Sales and marketing expenses were RMB17.4 million (US$2.6 million) for 2Q FY2009, representing a 55.0% year-over-year increase. The increase was primarily due to the continued expansion of the direct sales force for molecular diagnostic system sales.

General and administrative expenses were RMB45.1 million (US$6.6 million) for 2Q FY2009, representing a 77.2% year-over-year increase. The increase was primarily due to the costs of the independent internal investigation and provision for bad debts related to certain ECLIA customers.

Amortization of SPR intangible assets was RMB27.4 million (US$4.0 million) for 2Q FY2009. As the SPR acquisition was complete in December 2008, there was no amortization of SPR intangible assets in the corresponding period of FY2008.

Interest expense on convertible notes was RMB35.4 million (US$5.2 million) for 2Q FY2009, representing a 38.6% year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008. The Company’s outstanding convertible notes of US$150.0 million and US$276.0 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively. Due to the adoption of new authoritative guidance governing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion effective on April 1, 2009, the Company recorded additional non-cash interest expense of RMB7.6 million (US$1.1 million) for the US$150.0 million convertible notes in 2Q FY2009. The Company also made an adjustment related to these convertible notes for the corresponding period of FY2008 by increasing non-cash interest expense by RMB7.2 million to adopt this guidance retrospectively. This new guidance is not applicable to the US$276.0 million convertible notes.

Interest expense on amortization of convertible notes issuance costs was RMB4.4 million (US$0.6 million) for 2Q FY2009, representing a 47.6% year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008.

Income tax expense was RMB18.3 million (US$2.7 million) for 2Q FY2009. The occurrence of income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose as well as the accrual for withholding income tax on distributable earnings generated during the quarter in the PRC.

Loss from continuing operations was RMB47.1 million (US$6.9 million) for 2Q FY2009 and net loss was RMB47.1 million (US$6.9 million) for 2Q FY2009.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets and non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion was RMB17.7 million (US$2.6 million) for 2Q FY2009, representing a 82.7% decrease from the corresponding period of FY2008.

Stock compensation expense for 2Q FY2009 was RMB7.4 million (US$1.1 million), of which RMB1.3 million was allocated to research and development expenses and RMB6.1 million to general and administrative expenses.

The Company approved the grant of 2,450,000 restricted ordinary shares, equivalent to 245,000 ADS to certain directors, officers and employees on November 16, 2009, which was approximately 0.8% of the Company’s issued ordinary shares. These restricted ordinary shares vest over a period of three years.

Amortization of acquired intangible assets for 2Q FY2009 was RMB49.8 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.4 million to operating expenses.

As of September 30, 2009, the Company’s cash and cash equivalents was RMB1,236.7 million (US$181.2 million). Net cash generated from operating activities for 2Q FY2009 was RMB45.5 million (US$6.7 million).

As of September 30, 2009, the Company’s net accounts receivable was RMB317.9 million (US$46.6 million), representing a decrease of 7.3% from the balance at March 31, 2009.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8262 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Wednesday, September 30, 2009. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other certain rate on September 30, 2009 or at any other dates.

Outlook for 3Q FY2009

Given the full impact of the price reduction on ECLIA reagent kits but certain positive trends in December quarter, the Company estimates the target revenues for 3Q FY2009 range from RMB170.0 million (US$24.9 million) to RMB180.0 million (US$26.4 million).

The Company estimates the target non-GAAP income from continuing operations for 3Q FY2009 to be not less than RMB38.0 million (US$5.6 million).

The above targets are based on the Company’s current views on the operating and marketing conditions, which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of gross profit, operating income, income from continuing operations and earnings from continuing operations per ADS, which are adjusted from the results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s management team will host a conference call at 8:00a.m. U.S. Eastern Time on November 19, 2009 (or 9:00p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-435-1398

•	International dial-in number 1-617-614-4078

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00a.m. U.S. Eastern Time on November 20, 2009.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International dial in numbers 1-617-801-6888

Passcode 45921509

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as its outlook for 3Q FY2009, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2009		September 30, 2009
	RMB	RMB	RMB	US$
	As previously reported	As adjusted (1)
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,456,410	1,456,410	1,236,696	181,169
Trade accounts receivable, net	343,037	343,037	317,874	46,566
Inventories	16,932	16,932	38,995	5,713
Prepayments and other receivables	20,425	20,425	31,498	4,614
Due from a related party	204,987	204,987	204,786	30,000

Total current assets	2,041,791	2,041,791	1,829,849	268,062

Property, plant and equipment, net	169,422	169,422	164,917	24,160
Land use rights	7,239	7,239	7,144	1,046
Goodwill	8,654	8,654	8,654	1,268
Intangible assets, net	3,487,474	3,487,474	3,384,883	495,866
Convertible notes issuance costs (1)	68,596	65,816	56,996	8,350

Total assets	5,783,176	5,780,396	5,452,443	798,752

Liabilities
Current liabilities
Trade accounts payable	27,863	27,863	23,287	3,411
Accrued liabilities and other payables	892,905	892,905	557,754	81,708
Income taxes payable	77,112	77,112	69,208	10,139
Dividend payable	—	—	121,097	17,740

Total current liabilities	997,880	997,880	771,346	112,998

Convertible notes (1)	2,910,815	2,826,348	2,838,810	415,870
Deferred income taxes	29,898	29,898	39,757	5,824

Total liabilities	3,938,593	3,854,126	3,649,913	534,692

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 321,066,661 issued and outstanding as of March 31, 2009 and 322,546,661 issued and outstanding as of September 30, 2009	257,738	257,738	258,749	37,905
Additional paid-in capital (1)	544,178	709,949	729,460	106,862
Accumulated other comprehensive loss (1)	(51,946)	(69,957)	(70,350)	(10,306)
Retained earnings (1)	1,094,613	1,028,540	884,671	129,599

Total shareholders’ equity	1,844,583	1,926,270	1,802,530	264,060

Total liabilities and shareholders’ equity	5,783,176	5,780,396	5,452,443	798,752

Note:

(1)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers in the condensed consolidated balance sheet as of March 31, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2008		June 30, 2009	September 30, 2009
	RMB		RMB	RMB	US$
	As previously reported	As adjusted (3)
	(in thousands except for per ADS information)

Revenues (1)	193,967	193,967	208,957	166,066		24,328
Cost of revenues	(57,308)	(57,308)	(55,413)	(57,517)		(8,426)

Gross profit	136,659	136,659	153,544	108,549		15,902
Operating expenses:
Research and development	(6,338)	(6,338)	(11,703)	(9,500)		(1,392)
Sales and marketing	(11,250)	(11,250)	(10,870)	(17,432)		(2,554)
General and administrative	(25,472)	(25,472)	(46,954)	(45,130)		(6,611)
Amortization of SPR intangible assets	—	—	(27,352)	(27,357)		(4,008)

Total operating expenses	(43,060)	(43,060)	(96,879)	(99,419)		(14,565)

Operating income	93,599	93,599	56,665	9,130		1,337
Interest income	10,301	10,301	2,773	2,196		322
Interest expense – convertible notes (3)	(18,410)	(25,563)	(35,432)	(35,439)		(5,192)
Interest expense – amortization of convertible notes issuance costs (3)	(3,235)	(2,969)	(4,380)	(4,381)		(642)
Interest expense – other	(1,145)	(1,145)	—	—		—
Other income/ (expense), net	(1,387)	(1,387)	240	(255)		(37)

Income/ (loss) before income tax	79,723	72,836	19,866	(28,749)		(4,212)
Income tax expense	(14,423)	(14,423)	(16,919)	(18,343)		(2,687)

Income/ (loss) from continuing operations	65,300	58,413	2,947	(47,092)		(6,899)
Income from discontinued operation	52,432	52,432	—	—		—

Net income/ (loss)	117,732	110,845	2,947	(47,092)		(6,899)

Earnings/ (loss) from continuing operations per ADS
– basic	2.49	2.23	0.11	(1.78)		(0.26)

– diluted (2)	2.43	2.20	0.11	(1.78)		(0.26)

Earnings from discontinued operation per ADS
– basic	2.00	2.00	N/A	N/A		N/A

– diluted (2)	2.02	1.98	N/A	N/A		N/A

Weighted average number of ADS
– basic	26,242,974	26,242,974	26,324,842	26,432,974		26,432,974

– diluted (2) (3)	31,278,897	26,491,563	26,438,076	26,432,974		26,432,974

Notes:
(1) Revenues	RMB’000	RMB’000	RMB’000	RMB’000	US$	’000
- Immunodiagnostic systems	122,160	122,160	110,491	76,833		11,256
- Molecular diagnostic systems	71,807	71,807	98,466	89,233		13,072

	193,967	193,967	208,957	166,066		24,328

(2)	In computing diluted earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings from continuing operations per ADS for the three months ended September 30, 2008 (as adjusted), June 30, 2009 and September 30, 2009 because the ordinary shares issued upon conversion of convertible notes (using the treasury stock method) were anti-dilutive.
(3)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers in the condensed consolidated statement of income for the three months ended September 30, 2008 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Reconciliations of GAAP measures to Non-GAAP measures

	For the Three Months Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$
	As adjusted (2)
	(in thousands except for per ADS information)

Gross profit	136,659	153,544	108,549	15,902
Adjustment:
Amortization of acquired intangible assets	22,447	22,428	22,430	3,286

Non-GAAP gross profit	159,106	175,972	130,979	19,188

Gross margin	70.5%	73.5%	65.4%	65.4%

Non-GAAP gross margin	82.0%	84.2%	78.9%	78.9%

Operating income	93,599	56,665	9,130	1,337
Adjustments:
Stock compensation expense	14,080	12,157	7,354	1,077
Amortization of acquired intangible assets	22,447	49,807	49,787	7,294

Non-GAAP operating income	130,126	118,629	66,271	9,708

Operating margin	48.3%	27.1%	5.5%	5.5%

Non-GAAP operating margin	67.1%	56.8%	39.9%	39.9%

Income/ (loss) from continuing operations	58,413	2,947	(47,092)	(6,899)
Adjustments:
Stock compensation expense	14,080	12,157	7,354	1,077
Amortization of acquired intangible assets	22,447	49,807	49,787	7,294
Non-cash interest expense of convertible notes arising from the adoption of new guidance related to convertible instruments	7,153	7,620	7,621	1,116

Non-GAAP income from continuing operations	102,093	72,531	17,670	2,588

GAAP net margin	30.1%	1.4%	—	—

Non-GAAP net margin	52.6%	34.7%	10.6%	10.6%

Earnings/ (loss) from continuing operations per ADS
- basic	2.23	0.11	(1.78)	(0.26)

- diluted	2.20	0.11	(1.78)	(0.26)

Non-GAAP earnings from continuing operations per ADS
- basic	3.89	2.76	0.67	0.10

- diluted (1)	3.85	2.74	0.67	0.10

Weighted average number of ADS
- basic	26,242,974	26,324,842	26,432,974	26,432,974

- diluted (1) (2)	26,491,563	26,438,076	26,432,974	26,432,974

Notes:

(1)	Interest expense and amortization in connection with convertible notes were not added back in computing non-GAAP diluted earnings from continuing operations per ADS for the three months ended September 30, 2008 (as adjusted), June 30, 2009 and September 30, 2009 because the ordinary shares issued upon conversion of convertible notes (using the treasury stock method) were anti-dilutive.
(2)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers for the three months ended September 30, 2008 retrospectively in accordance with GAAP.